November 22, 2017

Dominic F. Silvester
Chief Executive Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX
Bermuda

       Re: Enstar Group Limited
           Amendment No. 1 to Registration Statement on Form S-3
           Filed November 13, 2017
           File No. 333-220889

Dear Mr. Silvester:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2017 letter.

Form S-3/A filed November 13, 2017

General

1. We note your response to our prior comment 1 and reissue in part. As it appears that there are instances where the Series C and Series E non-voting ordinary shares will not convert into ordinary shares when sold in this offering, please include a fixed price at which the Series C and Series E non-voting ordinary shares will be offered by the selling shareholders until such time as a market exists for these securities. Dominic F. Silvester
Enstar Group Limited
November 22, 2017
Page 2

2. We note your response to our prior comment 1 that the board's power to decline to register a share transfer may be exercised in connection with this offering. Please disclose what the consequences would be to the selling shareholder and the purchaser if the board declines to register the share transfer and how and when the company would notify the selling shareholder and the purchaser of the board's decision.

       Please contact Ada Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.

FirstName LastNameDominic F. Silvester                     Division of
Corporation Finance
Comapany NameEnstar Group Limited                          Office of Healthcare
& Insurance
June 16, 2017 Page 2
cc: Ariel Greenstein, Esq.
FirstName LastName